Exhibit 99.4

Satyam Computer Services Limited
Description of Business
The Company is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. The Company was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. The Company has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, United Kingdom, Germany, Singapore, Malaysia, Australia, Japan, and Dubai. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. The Company offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. The Company has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Statement on Significant Accounting Policies
a)	Basis of Presentation

The financial statements of the Company are prepared under historical cost convention in accordance with the Generally Accepted Accounting Principles (GAAP) applicable in India and the provisions of the Indian Companies Act, 1956.

b)	Use of Estimates

The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

c)	Revenue Recognition

Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed.

The Company also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the year in which a loss becomes probable and can be reasonably estimated.

Amounts received or billed in advance of services performed are recorded as unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.

d)	Fixed Assets

Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Gain/Loss arising on foreign exchange liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed assets.

Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs.5,000 are entirely depreciated in the year of acquisition.

Satyam Computer Services Limited
The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.

Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.

The estimated useful lives are as follows:

Estimated useful lives
Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software — used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
Leasehold improvements	Shorter of lease period or estimated useful lives
Capital work in progress

Assets under installation or under construction as at the Balance sheet date are shown as Capital work in progress. Advances paid towards acquisition of assets are also included under Capital work in progress.

e)	Goodwill

Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.

f)	Investments

Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost or fair value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.

g)	Foreign Currency Translation

Transactions in foreign currency are recorded at exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currency are translated at the rate of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account.

Non-monetary assets and liabilities are translated at the rate prevailing on the date of transaction.

The operations of foreign branches of the company are of integral in nature and the financial statements of these branches are translated using the same principles and procedures of head office.

In case of forward exchange contract or any other financial instruments that is in substance a forward exchange contract to hedge the foreign currency risk which is on account of firm commitment and/or is a highly probable forecast transaction, the premium or discount arising at the inception of the contract is amortized as expense or income over the life of the contract.

Satyam Computer Services Limited
Gain/Loss on settlement of transaction arising on cancellation or renewal of such a forward exchange contract is recognized as income or as expense for the period.

In all other cases the gain or loss on contract is computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last used to measure a gain or loss on that contract for an earlier period), is recognized in the profit and loss account for the period.

h)	Employee Benefits

Contributions to defined Schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. The Company also provides for other retirement benefits in the form of gratuity and leave encashment based on actuarial valuation made by independent actuary as at the balance sheet date.

i)	Taxes on Income

Tax expense for the year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

j)	Earnings Per Share

The earnings considered in ascertaining the Company’s Earnings Per Share (EPS) comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.

k)	Associate Stock Option Scheme

Stock options granted to the associates under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise price of the options is recognized as deferred employee compensation and is charged to profit and loss account on straight-line method over the vesting period of the options. The un-amortized portion of the cost is shown under Reserves and Surplus.

l)	Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the year/period in which it is incurred. Assets used for research and development activities are included in fixed assets.

Satyam Computer Services Limited
Balance Sheet as at September 30, 2005

Rs. in lakhs
	Schedule	As at	As at	As at
	Reference	30.09.2005	30.09.2004	31.03.2005

I. Sources of Funds :
1. Shareholders’ Funds
(a) Share Capital	1	6,439.31	6,351.87	6,385.31
(b) Share application money, pending allotment		106.71	46.77	44.66
(c) Reserves and Surplus	2	360,388.99	283,637.94	315,317.45

		366,935.01	290,036.58	321,747.42

2. Loan Funds
(a) Secured Loans	3	1,188.41	941.39	986.50

		368,123.42	290,977.97	322,733.92

II. Application of Funds :
1. Fixed Assets	4
(a) Gross Block		104,627.83	87,001.57	93,769.64
(b) Less: Depreciation		74,322.84	63,943.09	68,541.14

(c) Net Block		30,304.99	23,058.48	25,228.50
(d) Capital Work in Progress		7,159.32	4,599.77	6,468.14

		37,464.31	27,658.25	31,696.64

2. Investments	5	14,491.19	7,475.11	7,848.18

3. Deferred Tax Assets (net)	6	1,016.80	939.31	1,070.96

4. Current Assets, Loans and Advances
(a) Sundry Debtors	7	89,734.46	75,082.23	76,516.69
(b) Cash and Bank Balances	8	257,274.05	201,304.82	236,330.75
(c) Loans and Advances	9	16,491.93	9,354.28	11,989.06
(d) Other Current Assets
- Interest Accrued on Fixed Deposits		6,755.95	12,906.38	2,445.89

		370,256.39	298,647.71	327,282.39
Less: Current Liabilities and Provisions
(a) Liabilities	10	39,071.67	27,438.14	26,287.12
(b) Provisions	11	16,033.60	16,304.27	18,877.13

		55,105.27	43,742.41	45,164.25

Net Current Assets		315,151.12	254,905.30	282,118.14

		368,123.42	290,977.97	322,733.92

Notes to Accounts	15
The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Balance Sheet.

This is the Balance Sheet referred to	for and on behalf of the Board of Directors
in our report of even date.

S. Gopalakrishnan	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director	Vice President (Corp. Affairs)
	& Sr. Vice President — Finance	& Company Secretary

Place : Budapest, Hungary		Place : Budapest, Hungary
Date : October 19, 2005		Date : October 19, 2005

Satyam Computer Services Limited
Profit and Loss Account for the Quarter and Half Year ended September 30, 2005

Rs. in lakhs
		Quarter	Quarter	Half Year	Half Year	Year
	Schedule	Ended	Ended	Ended	Ended	Ended
	Reference	30.09.2005	30.09.2004	30.09.2005	30.09.2004	31.03.2005

Income

Services
- Exports		107,617.04	82,454.62	207,789.69	157,336.77	336,243.08
- Domestic		4,110.37	2,355.58	7,380.92	4,623.26	10,179.42
Other Income	12	3,111.81	2,392.86	5,450.14	5,469.42	8,255.49

		114,839.22	87,203.06	220,620.75	167,429.45	354,677.99

Expenditure

Personnel Expenses	13	65,137.56	48,680.24	127,510.27	92,114.68	199,758.83
Operating and Administration Expenses	14	18,200.39	14,049.99	34,323.19	27,882.71	57,748.88
Financial Expenses		20.36	16.41	39.77	35.93	75.73
Depreciation		3,092.72	2,583.82	5,907.85	5,179.56	10,394.21

		86,451.03	65,330.46	167,781.08	125,212.88	267,977.65

Profit Before Taxation		28,388.19	21,872.60	52,839.67	42,216.57	86,700.34
Provision for Taxation
- Current		3,256.62	3,300.00	6,606.62	6,400.00	12,216.00
- Fringe Benefit		175.00	—	502.00	—	—
- Deferred		(116.05)	(305.66)	54.17	(410.00)	(541.66)
Profit After Taxation		25,072.62	18,878.26	45,676.88	36,226.57	75,026.00
Add: Balance brought forward from previous period / year		218,868.34	166,145.67	198,264.08	148,797.36	148,797.36
Less: Residual dividend and additional dividend tax		123.06	—	123.06	—	—

Profit Available for Appropriation		243,817.90	185,023.93	243,817.90	185,023.93	223,823.36

Appropriations :
Interim Dividend @ Rs. 2.00 per Equity Share of Rs. 2 each (September 2004 - Rs. 2.00 per Equity Share)		6,445.81	6,361.87	6,445.81	6,361.87	6,362.64
Final Dividend (2005 - Rs. 3.00 per Equity Share)		—	—	—	—	9,600.46
Tax on distributed profits		904.02	831.42	904.02	831.42	2,086.18
Transfer to General Reserve		—	—	—	—	7,510.00

Balance carried to Balance Sheet		236,468.07	177,830.64	236,468.07	177,830.64	198,264.08

Earnings Per Share (Rs. per equity share of Rs. 2 each)

Basic		7.80	5.95	14.25	11.43	23.61
Diluted		7.58	5.87	13.85	11.28	23.12

No. of Shares used in computing Earnings Per Share
Basic		321,343,282	317,145,269	320,603,082	316,863,367	317,751,639
Diluted		330,611,835	321,582,365	329,817,370	321,298,866	324,445,776

Notes to Accounts	15
The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Profit and Loss Account.

This is the Profit and Loss Account referred to	for and on behalf of the Board of Directors
in our report of even date.

S. Gopalakrishnan	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director	Vice President (Corp. Affairs)
	& Sr. Vice President — Finance	& Company Secretary

Place : Budapest, Hungary		Place : Budapest, Hungary
Date : October 19, 2005		Date : October 19, 2005

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

Rs. in lakhs
	As at	As at	As at
	30.09.2005	30.09.2004	31.03.2005

1. Share Capital
Authorised :
3,750,00,000 Equity Shares of Rs. 2 each	7,500.00	7,500.00	7,500.00

Issued and Subscribed :
321,965,342 (September 30, 2004 — 317,593,572; March 31, 2005 — 319,265,291) Equity Shares of Rs. 2 each fully paid-up	6,439.31	6,351.87	6,385.31

Out of the above:
4,000,000 Equity Shares of Rs. 2 each were allotted as fully paid-up Equity Shares for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited

140,595,000 Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of the Company

64,300,704 (September 30, 2004 — 33,748,172; March 31, 2005 — 34,016,154) Equity Shares of Rs. 2 each fully paid-up represent 32,150,352 (September 30, 2004 — 16,874,086; March 31, 2005 — 17,008,077) American Depository Shares

7,425,342 (September 30, 2004 - 3,053,572; March 31, 2005 - 4,725,291) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of the Company pursuant to the Associate Stock Option Plan — B and Associate Stock Option Plan (ADS)

2. Reserves and Surplus

Share Premium Account
As at the commencement of the year	89,094.11	82,492.33	82,492.33
Add: Received on account of issue of ADS / ASOP	6,871.57	2,865.53	6,601.78

	95,965.68	85,357.86	89,094.11

General Reserve
As at the commencement of the year	27,878.85	20,368.85	20,368.85
Add: Transfer from the Profit and Loss Account	—	—	7,510.00

	27,878.85	20,368.85	27,878.85

Employee Stock Options
Employee Stock Options Outstanding	76.39	80.66	80.41
Less: Deferred Employee Compensation	—	0.07	—

	76.39	80.59	80.41

Balance in Profit and Loss Account	236,468.07	177,830.64	198,264.08

	360,388.99	283,637.94	315,317.45

3. Secured Loans
Vehicle Loans	1,188.41	941.39	986.50

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet
4. Fixed Assets

Rs. in lakhs
	GROSS BLOCK				DEPRECIATION				NET BLOCK
	As at			As at	As at	For the		As at	As at	As at
DESCRIPTION	01.04.2005	Additions	Deletions	30.09.2005	01.04.2005	period	Deletions	30.09.2005	30.09.2005	31.03.2005

1. Land & Land Development
-Freehold*	2,077.92	1,025.20	—	3,103.12	—	—	—	—	3,103.12	2,077.92
-Leasehold	813.30	—	—	813.30	1.97	0.19	—	2.16	811.14	811.33

2. Buildings**	5,925.03	1,621.19	—	7,546.22	1,052.11	117.14	—	1,169.25	6,376.97	4,872.92

3. Plant and Machinery (Including Computers and Software)	67,580.59	5,726.67	3.12	73,304.14	54,152.07	4,701.88	0.55	58,853.40	14,450.74	13,428.52

4. Office Equipment	1,613.79	302.27	—	1,916.06	991.65	205.26	—	1,196.91	719.15	622.14

5. Furniture, Fixtures and Interiors	13,416.35	1,766.83	13.40	15,169.78	11,475.15	630.17	12.75	12,092.57	3,077.21	1,941.20

6. Vehicles	2,342.66	661.73	229.18	2,775.21	868.19	253.21	112.85	1,008.55	1,766.66	1,474.47

Total	93,769.64	11,103.89	245.70	104,627.83	68,541.14	5,907.85	126.15	74,322.84	30,304.99	25,228.50

As at 30.09.2004	83,880.57	3,415.42	294.42	87,001.57	58,940.18	5,179.56	176.65	63,943.09	23,058.48

*	Includes Rs. 1,224.03 lakhs ( September 30, 2004 — Rs.77.67 lakhs; March 31,2005 — 264.02 lakhs ) in respect of which deed of conveyance is pending.

**	Includes Rs. 3,010.39 lakhs (September 30, 2004 — Rs.1,421.89 lakhs; March 31, 2005 — Rs. 2,128.49 lakhs ) constructed on leasehold land.

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

Rs. in lakhs
	As at		As at		As at
	30.09.2005		30.09.2004		31.03.2005

5. Investments

Long Term
i) Trade (Unquoted)

SIFY Limited 11,182,600 Equity Shares of Rs. 10 each, fully paid-up		2,203.57		2,203.57		2,203.57

Satyam Venture Engineering Services Private Limited 3,544,480 Shares of Rs. 10 each, fully paid-up		354.45		354.45		354.45

CA Satyam ASP Private Limited 7,168,995 Equity Shares of Rs. 10 each, fully paid-up		716.90		716.90		716.90

Intouch Technologies Limited 833,333 shares of 20 US cents each, fully paid-up	1,090.18		1,090.18		1,090.18
Less : Provision for diminution	1,090.18	—	1,090.18	—	1,090.18	—

Medbiquitious Services Inc., 334,000 shares of ‘A’ series Preferred Stock of US Dollars 0.001 each, fully paid-up	157.08		157.08		157.08
Less : Provision for diminution	157.08	—	157.08	—	157.08	—

Avante Global LLC., 577,917 class ‘A’ units representing a total value of US Dollars 540,750	254.36		254.36		254.36
Less : Provision for diminution	254.36	—	254.36	—	254.36	—

Jasdic Park Company 480 Shares of J Yen 50,000 each, fully paid-up	75.18		75.18		75.18
Less : Received on liquidation	26.31		26.31		26.31

Less : Provision for diminution	48.87	—	48.87	—	48.87	—

Investments in subsidiary companies

Satyam Technologies Inc., 100,000 common Stock of 1 US Cent each, fully paid-up		2,022.09		2,022.09		2,022.09

Nipuna Services Limited 18,268,000 Equity Shares of Rs. 10 each, fully paid-up		1,826.80		1,826.80		1,826.80

Satyam Computer Services (Shanghai) Co. Limited$$ (Subscribed during the period Rs. 418.10 Lakhs)		1,142.41		351.24		724.31

Citisoft Plc* 8,430,752 Equity Shares of 0.01 GBP each, fully paid up (Acquired during the period)		6,224.91		—		—

Satyam (Europe) Limited 1,000,000 Equity Shares of 1 GBP each, fully paid-up	698.04		698.04		698.04
Less: Provision for losses	698.04	—	698.04	—	698.04	—

Satyam Japan KK 200 Common Stock of J Yen 50,000 each, fully paid-up	41.69		41.69		41.69
Less: Provision for losses	41.69	—	41.69	—	41.69	—

Satyam Asia Pte Limited 400,000 Ordinary Shares of 1 Singapore Dollar each, fully paid-up	102.61		102.61		102.61
Less: Provision for losses	102.61	—	102.61	—	102.61	—

Dr. Millennium, Inc., 710,000 Common Stock of 1 US Dollar each , fully paid-up	308.83		308.83		308.83
Less : Received on account of reduction of Share Capital	298.62		298.62		298.62
Less: Provision for losses	10.21	—	10.21	—	10.21	—

VisionCompass, Inc. 425,000,000 Common Stock of 1 US Cent each, fully paid-up	8,993.91		8,993.91		8,993.91
Less : Provision for diminution	8,993.91	—	8,993.91	—	8,993.91	—

Satyam IdeaEdge Technologies Private Limited 10,000 Equity Shares of Rs. 10 each, fully paid-up	1.00		1.00		1.00
Less : Provision for diminution	1.00	—	1.00	—	1.00	—

ii) Non Trade (Unquoted)

National Savings Certificates,VIII Series (Lodged as security with government authorities)		0.06		0.06		0.06

		14,491.19		7,475.11		7,848.18

$$	Investment is not denominated in number of shares as per laws of the People’s Republic of China.

*	Refer note (d) of schedule 15

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

Rs. in lakhs
	As at	As at	As at
	30.09.2005	30.09.2004	31.03.2005

6. Deferred Tax Assets/(Liabilities)
Debtors	1,015.43	1,028.61	1,039.76
Advances	69.95	76.04	76.04
Fixed Assets	(1,611.15)	(1,092.86)	(1,286.81)
Others	1,542.57	927.52	1,241.97

	1,016.80	939.31	1,070.96

7. Sundry Debtors (Unsecured)
Considered good *
(a) Over six months old	1,026.42	1,716.43	2,472.59
(b) Other debts	88,708.04	73,365.80	74,044.10

	89,734.46	75,082.23	76,516.69
Considered doubtful **	10,029.54	8,867.95	9,501.41

	99,764.00	83,950.18	86,018.10

Less: Provision for doubtful debts **	10,029.54	8,867.95	9,501.41

	89,734.46	75,082.23	76,516.69

* Debtors include dues from subsidiaries Rs. 174.95 lakhs (September 30, 2004 — Rs. 489.63 lakhs; March 31, 2005 — Rs.123.88 lakhs) and Unbilled revenue Rs.11,491.36 lakhs (September 30, 2004 — Rs.2,286.73 lakhs; March 31, 2005 — Rs. 7,227.54 lakhs )

** Includes dues from subsidiaries Rs. 1,889.15 lakhs (September 30, 2004 — Rs. 1,889.15 lakhs; March 31, 2005 - Rs. 1,889.15 lakhs)

8. Cash and Bank Balances*

Cash on hand	8.81	10.27	8.96
Remittances in transit	286.16	—	6,663.69

Balances with Scheduled Banks
- On Current Accounts	67,156.72	52,692.64	39,768.26
- On Deposit Accounts	179,943.07	144,289.47	180,438.49

Unclaimed Dividend Accounts	596.72	668.41	458.28
Balances with Non-Scheduled Banks**
- On Current Accounts	9,205.67	3,644.03	8,993.07
- On Deposit Accounts	76.90	—	—

	257,274.05	201,304.82	236,330.75

* Includes unutilised amount of ADS issue proceeds — Rs. 32,207.41 lakhs (September 30, 2004 — Rs. 39,214.12 lakhs; March 31, 2005 — Rs. 39,214.12 lakhs)

** Refer note (f) of Schedule 15

9. Loans and Advances
(Considered good unless otherwise stated)

Secured — Loans	14.76	24.01	22.09
Unsecured — Advances recoverable in cash or in kind or for value to be received*	10,075.70	6,192.09	8,330.53
— Deposits	6,401.47	3,138.18	3,636.44
Considered doubtful — Advances **	6,254.25	6,213.61	6,254.25

	22,746.18	15,567.89	18,243.31

Less: Provision for doubtful Advances **	6,254.25	6,213.61	6,254.25

	16,491.93	9,354.28	11,989.06

* Includes advances and share application money to subsidiaries Rs. 414.19 lakhs (September 30, 2004 — Rs. 1,862.48 lakhs; March 31, 2005 — Rs. 1,017.30 lakhs)

**Includes due from subsidiaries Rs. 4,812.34 lakhs (September 30, 2004 — Rs. 4,812.34 lakhs; March 31, 2005 - Rs. 4,812.34 lakhs)

10. Liabilities

Sundry Creditors

- Dues to small scale industrial undertakings	—	—	—
- Dues to other than small scale industrial undertakings	30,848.27	21,287.53	18,787.61
Advances from Customers	101.18	131.63	101.37
Unearned Revenue	3,518.74	1,414.14	2,461.09
Investor Education Protection Fund — Unclaimed Dividends	596.72	668.41	458.28
Other Liabilities	4,006.76	3,936.43	4,478.77

	39,071.67	27,438.14	26,287.12

11. Provisions
Provision for Taxation (less payments)	4,100.97	6,576.25	4,627.95
Proposed Dividend (including tax thereon)	7,349.83	7,193.29	10,855.12
Provision for Gratuity and Leave Encashment	4,582.80	2,534.73	3,394.06

	16,033.60	16,304.27	18,877.13

Satyam Computer Services Limited
Schedules forming part of the Profit and Loss Account

Rs. in lakhs
	Quarter	Quarter	Half Year	Half Year	Year
	Ended	Ended	Ended	Ended	Ended
	30.09.2005	30.09.2004	30.09.2005	30.09.2004	31.03.2005

12. Other Income
Interest on deposits — Gross	2,804.04	2,395.81	5,574.37	4,767.33	10,005.10
{Tax Deducted at Source Rs. 1,248.49 lakhs} (September 30, 2004 — Rs. 996.34 lakhs; March 31, 2005 — Rs. 2,090.28 lakhs)
Interest on advances — Gross	1.10	—	1.10	—	—
{Tax Deducted at Source Rs 0.25 lakhs}
Gain/(Loss) on exchange fluctuations (net)	249.09	(64.73)	(218.88)	571.80	(1,973.89)
Provision no longer required written back	—	—	—	47.08	47.08
Miscellaneous income	57.58	61.78	93.55	83.21	177.20

	3,111.81	2,392.86	5,450.14	5,469.42	8,255.49

13. Personnel Expenses
Salaries and bonus	60,248.62	45,111.43	118,500.62	85,740.93	185,247.91
Contribution to provident and other funds	4,520.77	3,351.41	8,342.26	6,003.13	13,450.38
Staff welfare expenses	372.19	230.09	671.41	383.07	1,072.92
Employee stock compensation expense	(4.02)	(12.69)	(4.02)	(12.45)	(12.38)

	65,137.56	48,680.24	127,510.27	92,114.68	199,758.83

14. Operating and Administration Expenses
Rent	1,670.92	1,151.48	3,267.03	2,218.69	5,025.37
Rates and taxes	248.02	177.03	464.84	251.33	959.55
Insurance	316.37	271.82	633.87	550.32	1,140.78
Travelling and conveyance	4,724.65	4,111.32	10,314.65	8,119.32	17,396.09
Communication	1,541.47	1,191.88	2,953.16	2,294.74	4,844.54
Printing and stationery	127.81	73.77	272.81	227.92	481.99
Power and fuel	653.15	455.19	1,355.77	883.11	1,867.79
Advertising	225.90	109.74	407.65	237.12	449.58
Marketing expenses	1,564.11	1,299.13	2,768.37	2,863.23	5,383.89
Repairs and maintenance
- Buildings	19.36	21.04	33.27	49.77	89.12
- Machinery	184.80	240.47	328.46	473.36	979.65
- Others	438.76	188.98	756.28	402.07	1,146.48
Security services	90.85	47.28	143.93	94.22	211.96
Legal and professional charges	3,009.79	1,686.69	4,896.21	3,628.60	7,223.42
Provision for doubtful debts and advances	528.13	585.16	528.13	1,110.96	1,785.06
Loss on sale of Fixed Assets (net)	21.69	28.35	48.49	69.61	111.90
Directors’ sitting fees	1.00	1.00	1.60	1.70	4.30
Auditors’ remuneration	14.40	14.00	31.44	30.77	65.37
Donations and contributions	66.34	4.08	123.78	9.95	157.27
Subscriptions	50.47	64.60	84.07	135.47	264.35
Training and development	304.18	217.83	740.35	474.59	1,039.72
Research and development	47.28	32.26	145.04	146.84	288.09
Software charges	349.22	984.97	838.46	1,553.42	3,169.94
Managerial remuneration
- Salaries	8.70	8.70	17.40	17.40	34.80
- Commission	14.09	12.00	26.09	24.00	82.80
- Contribution to P.F.	1.05	1.05	2.09	2.09	4.18
- Others	4.89	3.77	10.12	7.92	16.59
Visa charges	1,461.24	625.65	2,180.20	1,041.33	1,706.33
Miscellaneous expenses	511.75	440.75	949.63	962.86	1,817.97

	18,200.39	14,049.99	34,323.19	27,882.71	57,748.88

Satyam Computer Services Limited
15.	Notes to Accounts

a)	Associate Stock Option Plans
i.	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI Guidelines on Stock Options).

In May 1998, the Company established its Associate Stock Option Plan (the “ASOP”). The Company subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 6,500,000 equity shares of Rs. 2 each in the Company. In turn, the Trust periodically grants to eligible employees warrants to purchase equity shares held by trust for the issuance to the employees. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held on May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase the Company’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of the Company at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

ii.	Scheme established after SEBI Guidelines on Stock Options

Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

The Company has established a scheme “Associate Stock Option Plan — B” (ASOP — B) for which 41,727,140 equity shares of Rs. 2 each were earmarked. Upon vesting, associates have 5 years to exercise these shares.

Accordingly, options (net of cancellations) for a total number of 26,364,171 equity shares of Rs. 2 each were outstanding as at September 30, 2005 (September 30, 2004 — 23,057,366, March 31, 2005 -26,830,315).

Changes in number of options outstanding were as follows:

	Quarter ended September 30,		Half year ended September 30,		Year ended
Options	2005	2004	2005	2004	March 31, 2005

At the beginning of the period/year	27,613,194	23,761,495	26,830,315	17,510,481	17,510,481
Granted	568,791	1,407,782	3,277,908	8,546,588	14,205,757
Exercised	(985,001)	(706,539)	(2,415,501)	(1,233,662)	(2,637,399)
Cancelled	(832,813)	(1,405,372)	(1,328,551)	(1,766,041)	(2,248,524)
At the end of the period	26,364,171	23,057,366	26,364,171	23,057,366	26,830,315
iii.	Associate Stock Option Plan (ADS)

The Company has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 2,574,665 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).

Satyam Computer Services Limited
Accordingly, options (net of cancellation) for a total number of 1,248,199 ADS (September 30, 2004 — 1,240,614, March 31, 2005 — 1,257,901) representing 2,496,398 equity shares of Rs. 2 each were outstanding as at September 30, 2005 (September 30, 2004 — 2,481,228, March 31, 2005 — 2,515,802).
Changes in number of options outstanding were as follows:

	Quarter ended September 30,		Half year ended September 30,		Year ended
Options	2005	2004	2005	2004	March 31, 2005

At the beginning of the period/year	1,388,869	1,349,391	1,257,901	1,181,432	1,181,432
Granted	9,975	30,752	152,715	215,446	366,724
Exercised	(130,503)	(38,566)	(142,275)	(54,100)	(188,091)
Cancelled	(20,142)	(100,963)	(20,142)	(102,164)	(102,164)
At the end of the period	1,248,199	1,240,614	1,248,199	1,240,614	1,257,901
Pro forma disclosure:

In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had the compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro forma amounts of the Company’s net profit and earnings per share would have been as follows:

		Quarter ended September 30,		Half year ended September 30,		Year ended
	Particulars	2005	2004	2005	2004	March 31, 2005

1.	Profit after Taxation
	- As reported (Rs. in lakhs)	25,072.62	18,878.26	45,676.88	36,226.57	75,026.00
	- Pro forma (Rs. in lakhs)	22,404.68	17,827.48	39,987.61	32,726.10	65,783.63

2.	Earnings per share:
	Basic
	- No. of shares	321,343,282	317,145,269	320,603,082	316,863,367	317,751,639
	- EPS as reported	Rs. 7.80	Rs. 5.95	Rs. 14.25	Rs. 11.43	Rs. 23.61
	- Pro forma EPS	Rs. 6.97	Rs. 5.62	Rs. 12.47	Rs. 10.33	Rs. 20.70
	Diluted
	- No. of shares	330,611,835	321,582,365	329,817,370	321,298,866	324,445,776
	-EPS as reported	Rs. 7.58	Rs. 5.87	Rs. 13.85	Rs. 11.28	Rs. 23.12
	- Pro forma EPS	Rs. 6.78	Rs. 5.54	Rs. 12.12	Rs. 10.19	Rs. 20.28
The following assumptions were used for calculation of fair value of grants:

	Quarter ended September 30,		Half year ended September 30,		Year ended
	2005	2004	2005	2004	March 31, 2005

Dividend yield	0.75%	0.61%	0.75%	0.61%	0.75%
Expected volatility	58.86%	69.00%	58.86%	69.00%	60.61%
Risk-free interest rate	7.00%	7.00%	7.00%	7.00%	7.00%
Expected term (in years)	1.79	2.46	1.79	2.46	2.04

Satyam Computer Services Limited
(b)	Share application money pending allotment

Amount received from associates on exercise of stock options, pending allotment of shares is shown as share application money, pending allotment.

(c)	Secured Loans

Vehicles are hypothecated to the Banks/Financial Institutions as security for the amounts borrowed.

(d)	Investments

During May 2005, the Company acquired Citisoft Plc (“Citisoft”), a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management Industry, with operating presence in London, Boston and New York.

The Company acquired 75% of the shareholding in Citisoft for an initial cash consideration of Rs. 6,224.91 lakhs (inclusive of acquisition costs) and a maximum amount of Rs. 8,380.80 lakhs (Equivalent GBP 10.80 millions) payable as Deferred and Earned out consideration on the basis of continuing employment by key employees and achieving of certain revenue and profit performance targets. In addition to above the Company is also required to fund an Employee Benefit Trust (EBT) formed by Citisoft. The obligation to fund the EBT is contingent on Citisoft achieving certain revenue and profit performance targets amounting to maximum of Rs. 2,095.20 lakhs (Equivalent GBP 2.70 millions).

(e)	Land
i) The company has taken 50 acres of land at Chennai, Tamilnadu, on lease hold basis for a period of 90 years from Electronics Corporation of Tamilnadu (ELCOT). The lease rent payable is Re. 1 per annum over the lease period. An amount of Rs. 2,400.00 lakhs has been paid as refundable security deposit. Non compliance of certain terms and conditions would result in termination of lease agreement.
ii) During May 2005, the Company has entered into a Memorandum of Understanding with Andhra Pradesh Industrial Infrastructure Corporation (APIIC) to purchase 56.65 acres of land at Visakhapatnam for an aggregate purchase consideration of Rs. 1,025.10 lakhs payable in 10 quarterly installments. The land will be registered in favour of the Company after the payment of final installment. Non compliance of certain terms and conditions would attract withdrawal of rebate, which may increase the cost of land.

Satyam Computer Services Limited
(f)	Balances with Non-Scheduled Banks

Rs. in lakhs
Name of the Bank	Balances			Maximum Balances

				Half year	Half year	Year
	As at	As at	As at	ended	ended	ended
	September 30,	September 30,	March 31,	September 30,	September 30,	March 31,
	2005	2004	2005	2005	2004	2005

Balances with Non-Scheduled Banks

On Current Accounts
Banque Nationale De Paris, Spain	65.55	18.02	103.54	103.54	74.47	119.05
Banque Nationale De Paris, Taipei	129.98	95.67	115.40	143.94	106.43	122.90
Citibank NA, Bangkok	864.45	235.17	780.24	915.64	285.92	882.43
Citibank NA, Chicago	—	3.99	3.74	3.74	4.03	4.03
Citibank NA, Dubai	153.75	33.51	175.13	209.49	129.31	248.41
Citibank NA, Hong Kong	44.74	9.98	12.27	69.35	24.25	24.25
Citibank, Hungary	13.71	2.30	13.67	142.71	2.30	50.20
Citibank NA, Kuala Lumpur	245.81	407.28	63.47	284.36	474.90	566.34
Citibank NA, London	114.11	76.73	274.62	505.96	863.60	863.60
Citibank NA, New York	248.13	13.24	791.42	2,461.64	610.56	3231.29
Citibank NA, New Zealand	256.14	—	—	269.65	—	—
Citibank NA, Seoul	622.39	310.60	523.08	655.68	319.86	8,049.43
Citibank NA, Singapore	44.18	220.13	254.35	809.57	321.28	410.48
Citibank NA, South Africa	17.96	—	—	109.20	—	—
Citibank NA, Sydney	483.34	131.81	790.44	2,653.88	1,568.83	1,705.60
Citibank NA, Toronto	538.00	282.07	131.69	538.00	464.38	496.91
Dresdner Bank, Saarbruecken	608.25	101.96	183.11	613.97	251.68	637.90
First Union National Bank, Atlanta	—	6.62	6.29	6.30	6.68	6.68
First Union National Bank, New Jersey	14.97	43.62	351.41	1,041.06	750.25	1,049.98
Hong Kong and Shanghai Banking Corporation, London	722.61	118.13	1,700.08	1,836.92	1,998.65	2,627.34
Hong Kong and Shanghai Banking Corporation, Shanghai	1.68	1.75	1.66	1.68	5.49	5.49
Hong Kong and Shanghai Banking Corporation, Tokyo	716.67	335.26	712.60	1,008.92	683.45	712.60
KSB Bank N V, Brussels	241.10	41.54	133.89	304.47	113.51	217.22
Mitsui Sumitomo Bank, Tokyo	20.90	17.13	25.58	92.24	118.97	146.03
UBS Bank, Switzerland	250.78	—	99.16	350.22	—	236.94
Unicredit Banca, Italy	181.73	—	30.05	278.48	—	40.29
United Bank, Vienna	2,586.83	1,137.51	1,686.42	5,227.20	3,231.18	3,851.76
Woori Bank, Korea	17.91	0.01	29.76	508.30	1.89	30.39

	9,205.67	3,644.03	8,993.07

On Deposit Accounts
Citibank NA, Hungary	76.90	—	—	81.54	—	—

	76.90	—	—

Satyam Computer Services Limited
(g)	Related Party Transactions

The Company had transactions with the following related parties:

Subsidiaries: Nipuna Services Limited, Satyam Technologies, Inc., Satyam Computer Services (Shanghai) Co. Ltd., Citisoft Plc and Citisoft Inc.

Joint Ventures (JVs): Satyam-Venture Engineering Services Private Limited and CA Satyam ASP Private Limited.

Associates: Sify Limited.

Others: Satyam Foundation Trust. Enterprise where trustees are spouses of Whole-time Director and Key Managerial Personnel.

Whole-time Directors and Key Management Personnel: B.Ramalinga Raju, B.Rama Raju, Prof. Krishna G Palepu, Abraham Joseph, A.S.Murthy, Mohan Eddy, G.B.Prabhat, K.Kalyan Rao, Ram Mynampati, D. Subramaniam, V. Srinivas, G. Jayaraman, Shailesh Shah, Vijay Prasad Boddupalli, Manish Sukhlal Mehta, Dr. Keshab Panda, Virender Aggarwal, T R Anand and Ravi Shankar Bommakanti.

Summary of the transactions and balances with the above related parties is as follows:

Transactions:

Rs. In lakhs
	Quarter ended September 30,		Half Year ended September 30,		Year ended
	2005	2004	2005	2004	March 31, 2005

Sales:
Subsidiaries	2.03	20.87	88.02	96.65	107.69
JVs	22.27	—	22.27	2.31	3.85

	24.30	20.87	110.29	98.96	111.54

Interest Income:
JVs	1.10	—	1.10	—	—

Outsourcing:
Subsidiaries	871.94	388.57	1,345.56	805.47	2,028.66
JVs	1,034.58	872.74	2,036.20	1,621.54	3,191.78
Associates	235.73	55.94	528.45	157.66	864.79

	2,142.25	1,317.25	3,910.21	2,584.67	6,085.23

Other Services:
Subsidiaries	84.20	65.26	99.42	178.11	343.11
JVs	50.51	21.49	81.51	66.68	140.51

Associates	—	8.82	—	13.35	30.12

	134.71	95.57	180.93	258.14	513.74

Fixed Assets:
Associates	508.63	10.72	553.00	10.72	10.72

Investments:
Subsidiaries	293.39	—	494.04	—	373.07

Advances:
Subsidiaries	—	(7.55)	(521.24)	(7.55)	1,000.00
JVs	50.00	—	50.00	—	—

	50.00	(7.55)	(471.24)	(7.55)	1,000.00

Contributions:
Others	62.81	—	114.19	—	—

Satyam Computer Services Limited

Balances:	Rs. In lakhs
	As at September 30,				As at
	2005		2004		March 31, 2005

Accounts Receivable:
Subsidiaries	174.95	*	489.63	*	123.88	*
JVs	36.76		341.43		31.53
Associates	—		4.66

	211.71		835.72		155.41

Payables:
Subsidiaries	1,162.01		2,727.87		1,102.46
JVs	1,661.05		1,539.04		1,383.23
Associates	429.07		193.78		258.64

	3,252.13		4,460.69		2,744.33

Investments:
Subsidiaries	11,216.21	*	4,200.13	*	4,573.20	*
JVs	1,071.35		1,071.35		1,071.35
Associates	2,203.57		2,203.57		2,203.57

	14,491.13		7,475.05		7,848.12

Advances and share application money:
Subsidiaries	414.19	*	1,862.48	*	1,017.30	*
JVs	51.10		—		—
Associates	6.36		67.69		0.75

	471.65		1,930.17		1,018.05

•	Net of provisions made
Transactions with Whole-time Directors and Key Managerial Personnel

Rs. In lakhs
	Quarter ended		Half year ended		Year ended
	September 30,		September 30		March 31,
	2005	2004	2005	2004	2005

Remuneration to Whole-time Directors	14.64	13.52	29.60	27.41	90.37
Remuneration to Key Managerial Personnel	319.93	464.89	748.71	695.09	1,659.06
Professional charges paid to Key Managerial Personnel	39.19	—	39.19	—	—
Advances to Key Managerial Personnel	77.72	49.06	77.72	124.75	191.12

Balances due to / from Directors and Key Managerial Personnel

Rs. in lakhs
	As at September 30,		As at
	2005	2004	March 31, 2005

Remuneration Payable to Whole-time Directors	—	—	21.48
Remuneration Payable to Key Managerial Personnel	20.57	20.07	120.64
Advances due from Key Managerial Personnel	16.37	91.87	41.67

Options granted and outstanding to the Key Managerial Personnel 2,835,795 {includes 773,316 options granted under ASOP — ADS}. (September 30, 2004 — 2,713,283 {includes 471,300 options granted under ASOP — ADS}, March 31, 2005 — 2,898,188 {includes 618,432 options granted under ASOP - ADS}).

Satyam Computer Services Limited
(h)	Obligation on long term non-cancelable operating leases

The Company has entered into operating lease agreements for its development centers at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the quarter and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

Rs. in lakhs
	Half year ended September 30,		Year ended
	2005	2004	March 31, 2005

Lease rentals (Refer Schedule 14)	3,267.03	2,218.69	5,025.37

	As at September 30,		As at March 31,
	2005	2004	2005

Obligations on non-cancelable leases:
Not later than one year	1,762.64	850.27	1,897.78
Later than one year and not later than five years	1,979.33	1,959.60	2,797.77
Later than five years	212.78	318.96	255.85

Total	3,954.75	3,128.83	4,951.40

(i)	Earnings Per Share

Calculation of EPS (Basic and Diluted):

		Quarter ended		Half year ended		Year ended
		September 30,		September 30,		March 31,
S. No.	Particulars	2005	2004	2005	2004	2005

Basic
1.	Opening no. of shares	320,719,335	316,809,901	319,265,291	316,251,710	316,251,710
2.	Total Shares outstanding	321,343,282	317,145,269	320,603,082	316,863,367	317,751,639
3.	Profit after Taxation (Rs. in lakhs)	25,072.62	18,878.26	45,676.88	36,226.57	75,026.00
4.	EPS	Rs. 7.80	Rs. 5.95	Rs. 14.25	Rs. 11.43	Rs. 23.61

Diluted
5.	Stock options outstanding	9,268,553	4,437,096	9,214,288	4,435,499	6,694,137
6.	Total shares outstanding (including dilution)	330,611,835	321,582,365	329,817,370	321,298,866	324,445,776
7.	EPS	Rs. 7.58	Rs. 5.87	Rs. 13.85	Rs. 11.28	Rs. 23.12
(j)	Commitments and Contingencies
i)	Bank Guarantees outstanding Rs. 3,232.02 lakhs (September 30, 2004 — Rs. 2,152.58 lakhs, March 31, 2005 — Rs. 2,782.67 lakhs).

ii)	Contracts pending execution on capital accounts, net of advances, Rs. 4,763.71 lakhs (September 30, 2004 — Rs. 3,796.50 lakhs, March 31, 2005 Rs. 3,822.37 lakhs).

iii)	Forward Contracts outstanding Rs. 106,622.18 lakhs (Equivalent USD 242.00 millions) {September 30, 2004 — Rs. 40,570.13 lakhs (Equivalent USD 87.75 millions), March 31, 2005 — Rs. 131,726.16 lakhs (Equivalent USD 301.50 millions)}.Gain/(Loss) on foreign exchange forward contracts which are included under the head gain/(loss) on exchange fluctuation in the profit and loss account amounted to Rs. 32.10 lakhs {September 30, 2004 — (Rs. 2,114.90 lakhs), March 31, 2005 — Rs. 65.29 lakhs}.

Satyam Computer Services Limited
iv)	Contingent consideration payable in respect of acquired subsidiary company Rs. 10,476.00 lakhs (Equivalent GBP 13.50 million).

v)	Nipuna Services Limited (a wholly owned subsidiary-Nipuna) issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (investors) for an aggregate consideration of Rs. 9,100.99 lakhs (equivalent to USD 20 million). These Preference shares are to be mandatorily converted/redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement entered with the investors relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the investors based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a. The company has guaranteed payment of all sums payable by Nipuna to the investors on redemption of the said Preference Shares.

Further the company is required to subscribe to Convertible Debentures amounting to USD 20 million based on certain provisions in the agreement. These Convertible Debentures shall bear an interest rate equal to the prime lending rate of the State Bank of India prevailing at that time and are convertible upon the election of Nipuna into Ordinary Shares at any time after issuance.

vi)	The company has given a corporate guarantee on behalf of a subsidiary for the loan obtained amounting to maximum of Rs. 8,804.00 lakhs (Equivalent USD 20 millions)
(k)	Subsequent Event

On September 28, 2005, the Company has paid an amount of Rs. 781.80 lakhs (Equivalent Singapore $ 3.00 millions) to acquire the 100% shareholding of Knowledge Dynamics Pte Ltd., Singapore. However, the transfer of shares in favour the Company has been effected from October 01, 2005. Hence, Knowledge Dynamics Pte Ltd. has become a wholly-owned subsidiary company from the above mentioned date.

(l)	Other Information
i)	The Company is engaged in the development of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and the information as required under Paragraphs 3 and 4C of Part II of Schedule VI of the Companies Act, 1956.

ii)	Auditors’ Remuneration:

Rs. in lakhs
	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2005	2004	2005	2004	2005

Statutory audit	13.75	13.75	27.50	27.50	55.00
Other services	0.50	—	3.00	2.50	9.00
Out of pocket expenses	0.15	0.25	0.94	0.77	1.37

iii)	Earnings in foreign exchange (on receipt basis):

Rs. in lakhs
	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2005	2004	2005	2004	2005

Income from software development services	99,759.00	71,790.00	191,637.00	140,021.00	303,243.51

Satyam Computer Services Limited
     iv) C.I.F. value of imports:

Rs. in lakhs
	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2005	2004	2005	2004	2005

Capital goods	1,359.00	1,858.07	3,105.17	2,511.53	6,545.19

     v) Expenditure in foreign currency (on payment basis):

Rs. in lakhs
	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2005	2004	2005	2004	2005

Travelling expenses	2,122.33	1,820.53	4,369.33	3,390.82	7,020.97
Expenditure incurred at overseas branches	41,353.75	40,074.78	89,849.61	76,926.39	167,670.46
Others	1,798.60	1,338.33	3,967.60	2,751.37	5,917.18

(m) Dividends remitted in foreign currency:
The Company does not make any direct remittances of dividends in foreign currency. The Company remits equivalent of the dividend payable to the holders of ADS in Indian Rupees to the depository bank, which is the registered shareholder on records for all owners of the Company’s ADS. The depository bank purchases the foreign currencies and remits dividend to the ADS holders. The Company remitted Rs. 1,921.91 lakhs during the period (September 30, 2004 — Rs. 943.01 lakhs, March 31, 2005 — Rs. 1,618.63 lakhs)
(n) Reclassification:
Figures for the corresponding periods have been regrouped, recast and rearranged to conform to those of the current period wherever necessary.

Satyam Computer Services Limited
Cash Flow Statement for the Quarter and Half Year ended September 30, 2005

Rs. in lakhs
		Quarter ended	Quarter ended	Half Year ended	Half Year ended	Year Ended
		30.09.2005	30.09.2004	30.09.2005	30.09.2004	31.03.2005

A.	Cash Flows from Operating Activities
	Net Profit before Interest and Tax	25,600.49	19,480.49	47,301.05	37,425.64	76,711.51
	Depreciation	3,092.72	2,583.83	5,907.85	5,179.56	10,394.21
	Loss on sale of Fixed Assets	21.69	28.35	48.49	69.61	111.90
	(Increase)/Decrease in Sundry Debtors	(2,576.90)	(8,219.55)	(13,217.77)	(15,800.73)	(17,235.19)
	(Increase)/Decrease in Loans and Advances	(3,442.17)	(41.08)	(3,671.07)	(295.81)	(2,930.59)
	Increase/(Decrease) in Current Liabilities and Provisions	10,634.58	2,594.14	13,973.30	8,434.35	8,142.67
	Income Taxes Paid	(4,965.43)	(1,616.68)	(7,635.61)	(3,564.86)	(11,329.16)
	Exchange differences on translation of foreign currency cash and cash equivalents	(661.01)	13.53	472.60	(1,852.06)	530.91

	Net Cash Flow from Operating Activities	27,703.97	14,823.03	43,178.84	29,595.70	64,396.26

B.	Cash Flows from Investing Activities
	Purchase of Fixed Assets	(6,698.08)	(3,870.35)	(11,795.08)	(5,798.01)	(15,163.46)
	Purchase of Long term Investments	(293.39)	—	(6,643.01)	—	(373.07)
	Share Application money	(781.80)	—	(781.80)	—	—
	Proceeds from sale of Fixed Assets	45.65	29.49	71.06	48.16	118.29
	Proceeds from Long Term matured Deposits	—	—	—	—	144,145.52
	Investment in Long Term Deposits	—	—	—	—	(179,550.00)
	Interest accrued / income received	634.68	513.68	1,264.31	1,006.90	16,705.16

	Net Cash Flow from Investing Activities	(7,092.94)	(3,327.18)	(17,884.52)	(4,742.95)	(34,117.56)

C.	Cash Flows from Financing Activities
	Proceeds from issue of share capital	2,985.90	1,668.67	6,880.91	2,873.75	6,643.18
	Receipt of Share Application money pending allotment	106.71	46.77	106.71	46.77	44.66
	Proceeds from Secured Loans	328.50	219.18	580.97	513.33	866.11
	Repayment of Secured Loans	(196.63)	(166.76)	(379.06)	(301.49)	(609.16)
	Advance to Joint Venture Company	(50.00)	—	(50.00)	—	—
	Financial expenses paid	(20.36)	(16.41)	(39.77)	(35.93)	(75.73)
	Payment of Dividend	(10,978.18)	(10,032.34)	(10,978.18)	(10,032.34)	(17,226.50)

	Net Cash Flow from Financing Activities	(7,824.06)	(8,280.89)	(3,878.42)	(6,935.91)	(10,357.44)

D.	Exchange differences on translation of foreign currency cash and cash equivalents	661.01	(13.53)	(472.60)	1,852.06	(530.91)

	Net Increase in Cash and Cash equivalents during the period/year	13,447.98	3,201.43	20,943.30	19,768.90	19,390.35
	Cash and Cash equivalents at the beginning of the period/year	64,276.07	198,103.39	56,780.75	181,535.92	37,390.40

	Cash and Cash equivalents at the end of the period/year	77,724.05	201,304.82	77,724.05	201,304.82	56,780.75

	Supplementary Information
	Cash and Bank Balances	257,274.05	201,304.82	257,274.05	201,304.82	236,330.75

	Less: Long Term Deposits with Scheduled Banks considered as investment	179,550.00	—	179,550.00	—	179,550.00

	Balance considered for Cash Flow Statement	77,724.05	201,304.82	77,724.05	201,304.82	56,780.75

This is the Cash Flow Statement referred to in our report of even date.	for and on behalf of the Board of Directors

S. Gopalakrishnan	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director	Vice President (Corp. Affairs)
	& Sr. Vice President — Finance	& Company Secretary

Place: Budapest, Hungary		Place: Budapest, Hungary
Date: October 19, 2005		Date: October 19, 2005